STEPHANIE K. KUSHNER
Vice President & Chief Financial Officer
January 6, 2006
Ms. Lynda Cyrkel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Federal Signal Corporation (FSS)
Form 10-K for the Year Ended December 31, 2004
Amendment No. 1 on the Form 10-K/A for the Year Ended December 31, 2004
Form 10-Q for the Quarterly Period Ended July 2, 2005
Form 10-Q for the Quarterly Period Ended October 1, 2005
File No. 001-06003
Dear Ms. Cyrkel:
We have received your comment letter dated December 12, 2005 regarding your review of our filings referenced above. Our response to your comments follow.
Form 10-K for the Year Ended December 31, 2004
Item 6. Selected Financial Data, page 7
1.	Please briefly describe or cross-reference to a discussion of factors that materially affect the comparability of the information reflected in your table of selected financial data. For example, you should describe or cross-reference to a discussion of (i) the restructuring charges incurred in the fiscal years ended December 31, 2003 and 2004, (ii) the $10.6 million charge recorded against a large multi-unit, multi-year Netherlands fire rescue equipment contract in 2004, (iii) the acquisitions of the Leach and Wittke refuse business in 2002, and (iv) any other items that materially affect the comparability of the information contained in your table. Please refer to the requirements of paragraph 2 of the Instructions to Item 301 of Regulation S-K.
FSS Response

In future filings we will expand our disclosure to include the following description:

The 2004 loss before income taxes and the 2003 income before income taxes included restructuring costs of $15.4 million and $4.8 million, respectively. These costs are further explained in Item 7 under Restructuring Charges and in Note M to the financial statements. The 2004 loss before income taxes was also impacted by a $10.6 million loss incurred on a large contract for fire apparatus in the Netherlands, as more completely described in Item 7 under Fire Rescue Operations.

In September and October 2002 the company acquired Leach Company and Wittke, Inc. manufacturers of refuse collection equipment and the results of operations reflect these acquisitions from that time forward. Further details regarding these acquisitions are included in Note K to the consolidated financial statements.

There are no other items that materially affect the comparability of the information contained in our table.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000 • FAX (630) 954-2041

2.	In addition, please provide similar disclosures with regard to the selected quarterly data presented in Note T to your financial statements. Please refer to the requirements of paragraph (a)(3) of Item 302 of Regulation S-K.
FSS Response

The disclosures included below the table in Note T to the financial statements describe the periods in which the restructuring charges and the loss on the Netherlands contract were incurred. There were no other material items that should be disclosed in accordance with paragraph (a)(3) of Item 302 of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 9
3.	Please consider using tables to quantify and summarize various material factors resulting in changes in your results of operations. Tables, followed by narrative analysis, may improve the ease of use and clarity of your discussion of results of operations.
FSS Response

In future filings we will add tables as appropriate to support our narrative of the results of operations.

Contractual Obligations and Commercial Commitments, page 16
4.	The contractual obligations table appears to exclude your short-term borrowings, which totaled $52.4 million. Please revise your table to reflect these contractual obligations.
FSS Response

Our understanding of Item 303 of Regulation S-K was that the contractual obligations table should only include long term obligations. Accordingly, our short term borrowings were excluded from the table. In future filings we will include short term borrowings in accordance with your suggestion.
Item 8. Financial Statements and Supplementary Data
Balance Sheet, page 24
5.	We note that the other current liability balances reported in your balance sheet represent approximately 33% and 25% of your total current liability balances reported at December 31, 2004 and December 31, 2003, respectively. Please tell us whether the reported other current liabilities balances include any individual items that exceed 5% of the total current liabilities balance. If so, please state those individual items separately in accordance with paragraph 20 of Rule 5-02 of Regulation S-X.
FSS Response

We confirm that there were no individual items within the other current liability balances for 2004 or 2003 which exceeded 5% of the total current liabilities balances.

Statement of Operations, page 25
6.	We note that you have recorded $1.0 million as “Other expense, net” in your consolidated statement of operations for the period ended December 31, 2004, which relates to the settlements of three different dealer and distributor relationships. Please tell us the nature of these settlements, and why you believe that the associated charges should be recorded as other expense, rather than reflected in the operating income.

FSS Response

These amounts were settlement payments upon the cancellation of dealer contracts. We consider these to be outside the normal operations of our business since dealer cancellations occur infrequently and it is unusual for us to pay settlement payments on the occasions that they occur. Therefore, they were recorded as other expense.

Notes to Consolidated Financial Statements

Note P — Net Income Per Share, page 51
7.	You indicate in Note P to your financial statements that as of December 31, 2004, 0.1 million employee stock options were considered potentially dilutive shares. However, we note there were 2.6 million options outstanding at December 31, 2004. Paragraph 40(c) of SFAS No. 128 requires that you disclose all securities that could potentially dilute basic EPS in the future, but were not included in the computation of dilutive EPS because to do so would have been anti-dilutive for the periods presented. Please revise your footnote in future filings to disclose all potentially dilutive securities, whether in-the-money or out-of the-money, that were excluded from your computation of dilutive EPS for each period presented.
FSS Response

In future filings we will disclose all potentially dilutive securities, whether in-the-money or out-of the-money, that were excluded from our computation of dilutive EPS for each period presented.

Note R — Goodwill and Other Intangible Assets, page 53
8.	We note the following per the MD&A disclosures provided in your Form 10-K for the fiscal year ended December 31, 2004, per the MD&A disclosures provided in your subsequent quarterly reports on Form 10-Q, and per your report on Form 8-K filed November 1, 2005:
•	The weaker financial results experienced by your environmental products segment for the fiscal year ended December 31, 2004 were mainly due to losses reported by your refuse truck body business.

•	Your refuse truck body business has continued to experience losses in quarters subsequent to the fiscal year ended December 31, 2004, despite the overall improvement in the performance of your environmental products segment.

•	Breakeven earnings for your refuse truck body business are unlikely prior to mid-2006.
We note further per the “Goodwill and Other Intangible Assets” footnote to your financial statements that $141 million of your total goodwill balance has been allocated to the environmental products segment. Per the disclosures in Note K to your financial statements, it appears that approximately $85 million of the goodwill balance allocated to the environmental products segment resulted from the Leach and Wittke refuse business acquisitions occurring in the fiscal year ended December 31, 2002. Please tell us whether your reporting units for testing goodwill for impairment differ from your operating segments. To the extent you consider your refuse truck body business to be a reporting unit, please tell us how you have determined that the goodwill balance was not impaired as of December 31, 2004 and has not become impaired through the period ended October 1, 2005. In your response, please specifically tell us the amount of the losses incurred by your refuse truck body business for the twelve month period ended December 31, 2004 and nine month period ended October 1, 2005, the assumptions you have made regarding your company’s ability to generate positive future income and positive future cash flows from your refuse truck body business, and why you believe your assumptions are reasonable. We may have further comment upon receipt of your response.

FSS Response
FAS 142 paragraph 30 states, “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”
Within the Environmental Products Group (the operating segment), there are four components that meet the “business” definition, when looking at one level below the operating segment. These are:
Elgin/Vactor, Ravo, Jetstream and Refuse
FAS 142 paragraph 30 further states, “...two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”
FAS 131 paragraph 17 states, “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”
Federal Signal analyzed these businesses and found that they share similar economic characteristics with similar long-term average gross margins. All four businesses have similar products (machinery), production processes (machining and assembly), the same type of customers (a mix of municipal and commercial customers), and distribution (mix of distributor and direct sales). Refuse gross margins declined in 2004, due to increases in raw material costs and price competition, but were expected to recover in the near term. However, with additional experience in 2005 and continued price competition we no longer expect them to recover to the same levels.
Based on the above we concluded that the four businesses should be aggregated for FAS 142 purposes, and therefore, the entire pool of goodwill for the Environmental Products Group is evaluated for impairment at the group, or operating segment, level. The company performed the test for goodwill impairment in the fourth quarter of 2004 and determined that there was no impairment. There have been no events in subsequent quarters to indicate we should test for impairment at an interim date, accordingly, the impairment calculation for 2005 will be made in the fourth quarter of 2005.
Schedule II
Valuation and Qualifying Accounts, page 60
9.	We note that you record provisions for estimated warranty claims at the time of a sale. We also note that your company is self-insured for a portion of its product liability and workers’ compensation liability, and that the increase to your 2004 corporate expenses was partially driven by increased product liability reserves. As your warranty reserves, workers’ compensation reserves, and product liability reserves are all considered to be critical accounting estimates, please revise your Schedule II in future filings to include an analysis of the changes to your warranty provisions, product liability reserves, and workers’ compensation reserves.

FSS Response
In future filings we will revise Schedule II to include an analysis of the changes to our warranty provisions, product liability reserves, and workers’ compensation reserves.
Amendment No. 1 on Form 10-K/A of the Year Ended December 31, 2004
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note F — Income Taxes, page 34
10.	We note that the deferred income tax benefit that you have recognized in fiscal year 2004 does not agree to the change in your “Net deferred tax liability” balance. Please tell us why these amounts do not agree.
FSS Response
We have determined, while reviewing this footnote in response to your comment, that the changes to the income tax footnote which resulted in the filing of the Form 10-K/A for 2004 were incorrect. These changes had no impact on the balance sheet, income statement or statement of cash flows, and only affected disclosures within the income tax footnote.
The following table, which is identical to the table shown in the Form 10-K filed on March 16, 2005, is correct:
Deferred income tax assets and liabilities at December 31 are summarized as follows:

	2004	2003
Deferred tax assets:
Accrued expenses	$16.9	$14.6
Net operating loss, alternative minimum tax, research and development, and foreign tax credit carry forwards	14.5	13.2
Pension liabilities		5.7
Other		.9

Gross deferred tax assets	31.4	34.4
Valuation allowance	(7.5)	(8.1)

Total deferred tax assets	23.9	26.3
Deferred tax liabilities:
Depreciation and amortization	(49.6)	(44.1)
Revenue recognition	(2.6)	(3.7)
Pension liabilities	(3.5)
Undistributed earnings of non-US subsidiary	(5.6)	(5.0)
Other	(2.9)

Gross deferred tax liabilities	(64.2)	(52.8)

Net deferred tax liability	$(40.3)	$(26.5)

     Furthermore the deferred tax table on page 36 should read as follows:
     The net deferred tax liability at December 31 is classified in the balance sheet as follows:

	2004	2003
Current net deferred tax assets	$14.8	$12.9
Long-term net deferred tax liability	(55.1)	(39.4)

	$(40.3)	$(26.5)

     These changes will be reflected in the tables included in our 2005 Form 10-K.

Form 10-Q for the Quarterly Period Ended July 2, 2005
Certifications adopted pursuant to Section 906 of the Sarbanes-Oxley Act
11.	We note that your certifications pursuant to Section 906 of the Sarbanes-Oxley Act refer to the Form 10-Q for the period ended June 30, 2005. However, we note that your second quarter ended on July 2, 2005, as your quarterly periods are no longer based directly upon calendar year quarters. In your future filings, please ensure that your certifications refer to the date on which the respective quarter ended.
FSS Response
In future filings we will ensure that our certifications refer to the date on which the respective quarter ended.
Form 10-Q for the Quarterly Period Ended October 1, 2005
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
3. Inventories, page 10
12.	We note that in the third quarter of the fiscal year 2005, you recorded a $3.4 million charge, which included the inventory write downs following a complete physical count and re-evaluation of excess and obsolete material inventories triggered by the product line and facility rationalization underway. Although you have discussed the changes to your company’s inventory excess and obsolescence reserve balance resulting from your restructuring activities, you have not discussed your general policy with regard to the evaluation of excess and obsolescent inventory. Due to the significance of your company’s inventory balance relative to the current balance, please expand upon the disclosures in the “Critical Accounting Policies” section of your MD&A to discuss (i) how you arrive at your estimate of excess and obsolescent inventory, (ii) the historical accuracy of your estimates and the assumptions used to arrive at your estimates, (iii) whether it is reasonably likely that your estimates and assumptions will change in the future and (iv) why your estimates and assumptions bear risk to change. Please refer to the guidance provided in our interpretive release regarding MD&A (FR-72).
FSS Response
In future filings we will add the following section to the Critical Accounting Policies section of our MD&A:
Inventory Reserves
The company performs ongoing evaluations to ensure that reserves for excess and obsolete inventory are properly identified and recorded. The reserve balance includes both specific and general reserves. Specific reserves at 100% are established based on the identification of separately identifiable obsolete products and materials. General reserves for materials are established based upon formulas which are established based on, among other things, the level of current inventory relative to recent usage, estimated scrap value and the level of estimated future usage. Historically this reserve policy has given a close approximation of the Company’s experience with excess and obsolete inventory. We do not foresee a need to revise our reserve policy in the future. However, from time to time unusual buying patterns or shifts in demand may cause large movements in the reserve balance.
13.	In addition, please include an analysis of the changes to your inventory obsolescence reserve balance in Schedule II of your future filings on Form 10-K.

FSS Response
We have noted your comment and in future filings we will include an analysis of the changes to our inventory obsolescence reserve balance in Schedule II of Form 10-K.
4. Properties and Equipment, page 10
14.	We note that in July of 2005 your company sold a product line in Newcastle, England for proceeds of $12.0 million and recorded a pre-tax gain of $6.5 million as other income. Please tell us why you believe that the sale of this product should not be classified as discontinued operations in accordance with paragraphs 41 through 44 of SFAS No. 144. You should also refer to the guidance provided by examples 12 through 15 of Appendix A to SFAS No. 144.
FSS Response
According to paragraph 41 of SFAS 144. a discontinued operation must be a component of an entity, which “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity”. The product line in question was co-mingled with the rest of the business unit’s activities and did not have operations and cash flows that can be clearly distinguished operationally or for financial reporting, therefore, we did not classify it as a discontinued operation.
This gain was inappropriately classified as other income when it should have been classified as operating income. We will amend the classification in the year ended December 31, 2005 Form 10-K.